SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. 1)(1)


                               Nx Networks, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   641148101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 John E. DuBois
                                Nx Networks, Inc.
                          13595 Dulles Technology Drive
                             Herndon, Virginia 20171
                                 (703) 742-6000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  June 8, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 5 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 641148101                   13D                     Page 2 of 5 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


John E. DuBois
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


USA
________________________________________________________________________________
               7    SOLE VOTING POWER
                    4,557,944
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    4,557,944
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


4,557,944
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


9.5%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 1 amends the Schedule 13D filed on March 26, 2001, by John E. DuBois relating to the common stock, par value $.05 per share (the "Common Stock"), of Nx Networks, Inc. (the "Company").

     This Amendment is being filed to reflect Mr. DuBois' purchase of 431,262 shares of Common Stock in open market transactions between May 30, 2001 and June 8, 2001, and his participation in the Company's private offering of Series D preferred stock that closed on March 7, 2001.

CUSIP No. 641148101                   13D                     Page 3 of 5 Pages



ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended and restated in its entirety as follows:

         Mr. DuBois used personal funds for all purchases represented in this
Schedule 13D.

         Pursuant to an Employment Agreement dated December 29, 2000, between John E. DuBois and the Company (the "Employment Agreement"), Mr. DuBois was granted fully vested options to purchase 500,000 shares of Common Stock. Mr. DuBois immediately exercised these options and used his personal funds to purchase the 500,000 shares of Common Stock on December 29, 2000. The purchase price per share for such shares was $0.5938.

         Also pursuant to the Employment Agreement, Mr. DuBois was granted options to purchase an additional 2,700,000 shares of Common Stock, of which the right to acquire 200,000 shares had become fully vested as of June 12, 2001. Mr. DuBois may exercise some or all of his stock options prior to the full vesting of such options, in which event the shares will be held in escrow until vesting occurs. If requested by Mr. DuBois, the Company is obligated to make a full recourse loan to Mr. DuBois in an amount equal to the total purchase price for the options. The vesting schedule for the remaining unvested options is as follows: 1,000,000 shares will vest in quarterly 100,000 share installments in July, October, January and April of each year; and (2) 1,500,000 shares will vest in three 500,000 share installments on July 6, 2001, January 6, 2002 and July 6, 2002, subject to accelerated vesting under specified conditions.

         On December 29, 2000, the Company accepted from Mr. DuBois a subscription to purchase (i) 200,000 shares of the Company's Series B preferred stock (the "Series B Preferred Stock"), par value $0.05 per share (convertible into 2,000,000 shares of Common Stock at a conversion price of $0.75 per share), and (ii) warrants to purchase 400,000 shares of Common Stock at purchase price of $0.90 per share.

         On March 7, 2001, the Company accepted from Mr. DuBois a subscription to purchase (i) 3,555.68 shares of the Company's Series C preferred stock (the "Series D Preferred Stock"), par value $0.05 per share (convertible into 355,568 shares of Common Stock at a conversion price of $1.41 per share), and (ii) warrants to purchase 71,114 shares of Common Stock at purchase price of $2.11 per share.

ITEM 4.    PURPOSE OF TRANSACTION

         Item 4 is amended by deleting the third paragraph thereof.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended and restated in its entirety as follows:

         (a) Mr. DuBois is the beneficial owner of an aggregate of 4,557,944 shares of Common Stock, which represents 9.5% of the outstanding shares of Common Stock, as calculated in accordance with Rule 13d-3(d)(1). Specifically, Mr. DuBois beneficially owns 931,262 shares of Common Stock, 200,000 shares of Series B Preferred Stock, 3,555.68 shares of Series D Preferred Stock and

CUSIP No. 641148101                   13D                     Page 4 of 5 Pages



warrants to purchase 471,114 shares of Common Stock. The Series B Preferred Stock owned by Mr. DuBois is convertible, at his option, into 2,000,000 shares of Common Stock and the Series D preferred stock owned by Mr. DuBois is convertible, at his option, into 355,568 shares of Common Stock. Mr. DuBois also beneficially owns 800,000 shares of Common Stock as a result of his ownership of options to purchase up to 2,700,000 shares of Common Stock, of which options to purchase 200,000 shares of Common Stock are currently exercisable and options to purchase an additional 600,000 shares of Common Stock will become exercisable within the next 60 days.

         (b) Mr. DuBois has sole voting and dispositive power with respect to all of the shares of Common Stock that he beneficially owns, and sole voting and dispositive power with respect to the shares of Common Stock of which he may become the beneficial owner following the vesting of the options to purchase those shares.

         (c) On December 29, 2000, Mr. DuBois exercised his option to purchase 500,000 shares of Common Stock granted by the Company at the exercise price per share of $0.5938.

         On December 29, 2000, Mr. DuBois purchased 200,000 shares of Series B Preferred Stock (convertible into 2,000,000 shares of Common Stock at the conversion price of $0.75 per share) and warrants to purchase 400,000 shares of the Common Stock at the exercise price of $0.90 per share.

         On March 7, 2001, Mr. DuBois purchased 3,555.68 shares of Series D Preferred Stock (convertible into 355,568 shares of Common Stock at the conversion price of $1.41 per share) and warrants to purchase 71,114 shares of the Common Stock at the exercise price of $2.11 per share.

         Between May 30, 2001 and June 8, 2001, Mr DuBois purchased 431,262 shares of Common Stock in market transactions effected through brokers on the Nasdaq Stock Market. The date of purchase, number of shares and purchase price for such transactions is as follows:

         TRADE DATE             NUMBER OF SHARES                 PURCHASE PRICE

            5/30/01                   38,000                          $0.92
            5/31/01                   15,950                           0.94
            6/01/01                  116,950                           0.95
            6/04/01                   44,315                           0.96
            6/05/01                  131,082                           0.99
            6/06/01                   46,815                           1.09
            6/07/01                    8,150                           1.06
            6/08/01                   30,000                           1.09


         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock beneficially owned by Mr. DuBois.

CUSIP No. 641148101                   13D                     Page 5 of 5 Pages




         (e)      Not applicable.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS

         Item 7 is hereby amended and restated in its entirety as follows:

         The Employment Agreement is incorporated herein by reference to Exhibit No. 10.1 to the Registration Statement on Form S-3 of Nx Networks, Inc., file number 333-53582.

         The Subscription Agreement for the Series B preferred stock is incorporated herein by reference to Exhibit A the initial filing of this
Schedule 13D on March 26, 2001.

         The Subscription Agreement for the Series D preferred stock is attached hereto as Exhibit B.




                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     June 13, 2001
                                        ----------------------------------------
                                                         (Date)


                                        /s/ John E. DuBois
                                        ----------------------------------------
                                                       (Signature)


                                        John E. DuBois, Director
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).